UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

China Commercial Credit, Inc.
(Name of Company)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

16891K103
(CUSIP Number)

Long Yi Chief Financial Officer No.1 Zhongying Commercial Plaza, Zhong Ying Road, Wujiang, Suzhou, Telephone: (86-0512) 6396-0022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2017
(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 16891K103

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Yang Jie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,292,656 (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

4,292,656 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,292,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%(1)(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 19,070,915 shares of common stock outstanding as of October 12, 2017.
(2)	Represents (i) 3,284,386 shares of common stock owned by Mr. Yang Jie, (ii) 30,000 shares of common stock held by his wife, Xiaohuan Huang, (iii) 158,370 shares that Mr. Jie has the right to acquire through the exercise of warrant, and (iv) 819,900 shares of common stock owned by DaQin International Business HK Limited (“Daqin”), an entity owned by DaQin International Business Group Limited (“Daqin BVI”), a company incorporated in British Virgin Island. Since Mr. Yang Jie is the sole shareholder and sole director of Daqin BVI, he may be deemed as the beneficial owner of the shares owned by Daqin.

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CUSIP Number: 16891K103

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Xiaohuan Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,472,756 (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

3,472,756 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,472,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 19,070,915 shares of common stock outstanding as of October 12, 2017.
(2)	Represents (i) 3,284,386 shares of common stock owned by Yang Jie, Xiaohuan Huang’s husband, (ii) 30,000 shares of common stock solely held by Xioahuan Huang, and (iii) 158,370 shares that Mr. Jie has the right to acquire through the exercise of warrant.
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CUSIP Number: 16891K103

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Daqin International Business HK Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		819,900
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER
819,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

819,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%(1)(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated on the basis of 19,070,915 shares of common stock outstanding as of October 12, 2017.
(2)	Represents 819,900 shares of common stock owned by DaQin, an entity owned by Daqin BVI, a company incorporated in British Virgin Island. Since Mr. Yang Jie is the sole shareholder and sole director of Daqin BVI, he may be deemed as the beneficial owner of the shares owned Daqin.
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Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on October 27, 2016 on behalf of Mr. Yang Jie as set forth therein with respect to beneficial ownership of shares of China Commercial Credit, Inc. The purpose of this Amendment is to include shares recently acquired by Mr. Jie and his affiliates as well as to amend the purpose of the transaction.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.001 per share, of China Commercial Credit, Inc. (the “Issuer”). The principal executive office of the Issuer is located at No.1 Zhongying Commercial Plaza, Zhong Ying Road, Wujiang, Suzhou, Jiangsu Province, China.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Yang Jie (“Mr. Jie”) is a citizen of the People’s Republic of China with the address situated at 81A Hampshire Rd, Great Neck, NY 11023. Mr. Jie serves as the VP of Finance of the Company as well as General Manager of the Company’s representative office in New York, U.S. He is also an active securities and commodities investor;

(ii)	Xiaohuan Huang (“Ms. Huang”) is a citizen of the People’s Republic of China with the address situated at 81A Hampshire Rd, Great Neck, NY 11023. She is a housewife;

(iii)	Daqin International Business HK Limited (“Daqin”), a limited company incorporated in Hong Kong, with the business address at Unit 1005, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

During the past five years, Mr. Jie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

During the past five years, Ms. Huang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

During the past five years, neither Daqin nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

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Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

On September 29, 2017, Mr. Jie purchased 452,486 shares of the Issuer's common stock and a warrant to purchase 158,370 shares of the Issuer's common stock with an initial exercise price of $2.26 per share for an aggregate purchase price of $819,000 pursuant to certain securities purchase agreement dated September 27, 2017.

On September 6, 2017, Ms. Huang purchased 30,000 shares of the common stock of the Issuer in open market at the price at $2.59 per share.

On July 17, 2017, Daqin acquired 30,510 shares of the common stock of the Issuer in a private transaction in consideration of cancellation of debt of $77,000 owed to Daqin by Zheng Yang pursuant to certain Share Transfer Agreement between Zheng Yang and Daqin.

On July 17, 2017, Daqin acquired 193,950 shares of the common stock of the Issuer in a private transaction in consideration of cancellation of debt of $470,000 owed to Daqin by Shixian Wu pursuant to certain Share Transfer Agreement between Shixian Wu and Daqin.

On July 17, 2017, Daqin acquired 567,720 shares of the common stock of the Issuer in a private transaction in consideration of cancellation of debt of $1,135,000 owed to Daqin by Suzhou Juntu Textile Co., Ltd pursuant to certain Share Transfer Agreement between Suzhou Juntu Textile Co., Ltd. and Daqin.

On July 17, 2017, Daqin acquired 27,720 shares of the common stock of the Issuer in a private transaction in consideration of cancellation of debt of $56,000 owed to Daqin by Xianwen Zhang pursuant to certain Share Transfer Agreement between Xianwen Zhang and Daqin.

On March 8, 2017, Company issued to Mr. Jie 92,875 shares of the common stock of the Issuer as compensation for his services in connection of identification and negotiation of potential merger & acquisition target. These shares were issued from the Company's 2014 Equity Incentive Plan.

On October 24, 2016, Reporting Person acquired 2,439,025 restricted shares of the Issuer in a private transaction pursuant certain Share Transfer Agreement dated October 12, 2016.

On October 4, 2016, the Reporting Person received 300,000 restricted shares of the Issuers as consideration for certain advisory services pursuant to certain Advisory Agreement.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities of the Issuer for investment purposes.

The Reporting Persons intend to assess their investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Class B Shares, as well as other developments and other investment opportunities.

Depending upon the foregoing factors or any other factors deemed relevant by the Reporting Persons, they may acquire additional securities in open market transactions, privately negotiated transactions or otherwise. They may also determine to dispose of all or part of the securities they beneficially own in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.

Depending upon a variety of factors, including the foregoing, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. As disclosed in the issuer’s Proxy Statement initially filed on August 14, 2017, Mr. Yang Jie, the VP of Finance of the Company, participated in the negotiation with Sorghum Investment Holdings Limited in connection with the Company’s acquisition of all outstanding shares of Sorghum Investment Holdings Limited.

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The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions. Except as described herein, the Reporting Persons do not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Amendment are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Amendment, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)           None

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 13, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2017

Daqin International Business HK Limited

By:	Sole Shareholder DaQin International Business Group Limited,

	By:	/s/ Yang Jie
	Title:	Sole Shareholder

/s/ Yang Jie
Yang Jie

/s/ Xiaohuan Huang
Xiaohuan Huang

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